EXHIBIT 23




                         CONSENT OF INDEPENDENT AUDITORS

                  We consent to the incorporation by reference in this Annual Report (Form 10-K) of Loehmann's Holdings, Inc. of our report dated March 12, 2001, included in the 2000 Annual Report to Stockholders of Loehmann's Holdings, Inc.

                  Our audits also included the financial statement schedule of Loehmann's Holdings, Inc. listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


         /s/ Ernst & Young LLP
         New York, New York
         April 30, 2001